Exhibit 99.7

CURALEAF HOLDINGS, INC. Form of Proxy – Annual General and Special Meeting to be held on October 4, 2023 at 9:00 a.m. (ET) Trader’s Bank Building 702, 67 Yonge St. Toronto, ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of Curaleaf Holdings, Inc. (the “Company”) hereby appoint Boris Jordan (Executive Chairman) or failing this person, Joseph Lusardi (Executive Vice-Chairman) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Curaleaf Holdings, Inc to be held virtually at https://web.lumiagm.com/265315617 at 9:00 a.m. (Eastern Time) or at any adjournment or postponement thereof. 1. Number of Directors. To set the number of directors to ten (10). For Against 2. Election of Directors. For Withhold For Withhold For Withhold a. Boris Jordan b. Joseph Lusardi c. Dr. Jaswinder Grover d. Karl Johansson e. Peter Derby f. Mitchell Kahn g. Shasheen Shah h. Michelle Bodner 3. Appointment of Auditors. To re-appoint PKF O’Connor Davies, LLP, Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company to fix the auditors’ remuneration and terms of engagement. For Withhold 4. Amendment to the Articles of the Company. To consider and, if deemed advisable, to pass, with or without variation, a special resolution to authorize and approve an amendment to the Company’s articles, as amended, in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares (the “Non-Voting Exchangeable Shares”) and (ii) restate the rights of the Company’s subordinate voting shares to provide for a conversion feature whereby each subordinate voting share may at any time, at the option of the holder, be converted into one Non-Voting Exchangeable Share. For Against 5. Amendment to the Company’s 2018 Stock and Incentive Plan. To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve certain amendments to the Company’s 2018 Stock and Incentive Plan, as amended, including all unallocated options, rights, or other awards and entitlements issuable thereunder. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date / / MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 4:00 P.M. Eastern Time, on October 2, 2023. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME PRIOR TO 4:00 P.M. EASTERN TIME ON OCTOBER 2, 2023: To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To Virtually Attend the Meeting: You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 265-315-617. For further information on the virtual AGM and how to attend it, please view the management information circular of the company. The password to join the meeting is curaleaf2023. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail. Shareholder Address and Control Number Here